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EXHIBIT 99.3

Section 906 Certification

Certification Pursuant to

18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the Annual Report on Form 40-F of Ballard Power Systems Inc., a corporation organized under the laws of Canada (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge and belief, that:

1.)
the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.)
the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

Dated: April 22, 2003	/s/ DENNIS CAMPBELL Dennis Campbell President and Chief Executive Officer
Dated: April 22, 2003	/s/ DAVID SMITH David Smith Chief Financial Officer

        A signed original of this written statement required by Section 906 has been provided to Ballard Power Systems Inc. and will be retained by Ballard Power Systems Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002